Mail Stop 6010

October 3, 2006

Theodore R. Schroeder
President and Chief Executive Officer
Cadence Pharmaceuticals, Inc.
12730 High Bluff Drive, Suite 410
San Diego, CA 92130

> **Re:** **Cadence Pharmaceuticals, Inc.**
> **Registration Statement on Form S-1, Amendment 2**
> **Filed September 25, 2006**
> **File No. 333-135821**

Dear Mr. Schroeder:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Management's Discussion and Analysis of Financial Condition and Results …, page 42

Critical Accounting Policies and Estimates, page 44

Stock-Based Compensation, page 45

1. We have the following comments about the valuation of your common stock:

   a. As was requested in part e. of prior comment nine, please disclose a qualitative and quantitative description of how and why each significant factor, assumption, and methodology changed between the valuations of $0.10, $0.34 and $0.80 per share. While we noted some additional disclosures on page 46 about each valuation, you did not appear to qualitatively address each significant factor or assumption and you appeared to provide almost no quantitative disclosures.

   b. Please tell us how assuming that the fair value of your common stock increased from $0.10 per share prior to March 2006 to $0.80 per share since June 2006 is consistent with you selling shares of preferred stock between $0.94 and $1.00 per share since July 2004. Similarly, please tell us how assuming the fair value of the common stock increased since March 2006 is reasonable, as issuing 53,870,000 shares of Series A-3 convertible preferred stock in March 2006 would presumably have significantly diluted the ownership represented by the common stock.

   c. As was requested in part a. of prior comment nine, please disclose a quantitative discussion of the specific factors and assumptions utilized in your asset-based approach and current value method in determining the $0.10 per share.

   d. Please elaborate for us why it was appropriate to use an asset-based approach to determine the enterprise value until March 2006. As this was only about four months prior to you first filing the IPO, please address how you were not already past the very early stages of development. In so doing, please elaborate on whether you had virtually no financial history at March 2006. In addition, as you initiated Phase III clinical trials for Omigard in 2005, please address whether you had a developed product by March 2006. Furthermore, as you received over $25,000,000 from the sale of preferred stock through 2005, please assess whether a relatively small amount of cash had been invested through March 2006. Finally, please address whether you had generated any significant intangible assets by March 2006, regardless of whether these assets could be recognized under GAAP.

e. Please tell us why it was appropriate to use the current value allocation method until March 2006. Because the current value method assumes dissolution or sale, please address whether a liquidity event was then imminent and the fact that your auditors did not indicate that there was substantial doubt about your ability to continue as a going concern. In addition, please address that you did not appear to then be in your infancy and that you appear to have received more than founder's capital by that time. Furthermore, please address how assuming your liquidation in March 2006 is consistent with the going concern assumption inherent in you first filing your IPO in July 2006.

f. As was requested by part b. of prior comment nine, please qualitatively and quantitatively elaborate on how the licensing of IV APAP and the advancement of your business model primarily contributed to the difference between the $0.10 and $0.34 per share. On page 46, all we noted was that this led to the utilization of the market-based approach. At a minimum, please address the relative impact each of these two events and changing to a market-based approach had on the value.

g. As requested in part c. of prior comment nine, please quantitatively discuss the significant factors and assumptions used in the valuations of $0.34 and $0.80 per share, including how the enterprise value was changed. As we have been unable to obtain much quantitative information about the valuations, please provide us the reports outlining the contemporaneous independent valuations the unrelated valuation specialist performed. Similarly, please provide us the calculations for the valuation you provided prior to March 2006. For each valuation, please ensure that the information you provide indicates the enterprise value and the amount of that value assigned to the preferred stock versus common stock.

h. In the valuation performed subsequent to the initiation of your IPO process, please tell us why it was appropriate to give equal weight to your Series A-3 preferred stock financing and the valuation ranges provided by the underwriters for this offering. As was contemplated by part d. of prior comment nine, please quantitatively disclose the valuation ranges. Similarly, please disclose why the prospect of an IPO alone primarily contributed to the difference between the $0.34 and the $0.80 per share. Finally, as was contemplated by part f. of prior comment nine, please disclose, qualitatively and quantitatively, how the valuation considered the probability of you ultimately completing an IPO.

     i.   In the valuation performed subsequent to the initiation of your IPO process, please provide us sufficient objective support for using 40% as the marketability discount. In so doing, please tell us the factors considered in determining the size of the discount and how you considered the examples in paragraph 57 of the AICPA Practice Aid. In addition, to the extent that the factors or examples considered were qualitative in nature, please describe how you ultimately quantified the discount. Finally, to the extent the marketability discount was derived from what was believed to be comparable companies, please tell us how you ensured the discount only gave effect to the lack of liquidity of the stock of these comparable companies and not to other factors specific to those companies.

     j.   As you did not appear to provide the written consent of the unrelated valuation specialist, please tell us how you considered Securities Act Rule 436 and footnote 60 of the AICPA Practice Aid.

     k.   As we noted in part g. of prior comment nine, once you can reasonably estimate the IPO price, please disclose a qualitative and quantitative discussion of each significant factor contributing to the difference between each valuation and the estimated IPO price.

     l.   To the extent that you do not disclose the information requested in prior comment nine, please provide it to us so that we can begin making progress towards resolving this issue and explain to us why you did not think it should be disclosed.

Index to Financial Statements, page F-1

Notes to Financial Statements, page F-7

6. License Agreements and Acquired Development and Commercialization Rights, page F-14

2.   Your response to prior comment 13 acknowledges that the Migenix shares would have met the definition of an equity security under SFAS 115, had you acquired them as an investment. The reasons for acquiring the shares would not appear relevant to determining whether they were in the scope of SFAS 115, but instead may have only been relevant in determining whether they were trading or available for sale. While you noted that shares were not registered for re-sale, you did not address whether or how that fact related to the definition of restricted stock for the purpose of SFAS 115. As such, it appears that you should have applied the provisions of SFAS 115 to the Migenix shares.

Based on your response, not applying SFAS 115 resulted in a difference that does not appear to be quantitatively small, especially to your results of operations for 2004. Even if the difference was quantitatively small, the fact that the shares appear to have been capable of precise measurement may have rendered the difference material. In addition, your consideration of the users of your financial statements appears to be focused only on your existing or previous investors, not on the investors that may result from your IPO. As the difference appears to be material, please revise your financial statements and related disclosures accordingly.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Oscar Young at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Faye H. Russell, Esq.
        Cheston J. Larson, Esq.
        Ali D. Fawaz, Esq.
        Latham & Watkins LLP
        12636 High Bluff Drive, Suite 400
        San Diego, CA 92130